UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 29, 2024

First Advantage Corporation

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-31666	84-3884690
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Concourse Parkway NE Suite 200
Atlanta, Georgia		30328
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 888 314-9761

Not applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	FA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company
☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
☐

Item 2.02. Results of Operations and Financial Condition.

On February 29, 2024, First Advantage Corporation (“First Advantage”) issued a press release announcing its financial results for the quarter and year ended December 31, 2023. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

The information furnished under this Item 2.02, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities under that section and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as otherwise expressly stated by specific reference in any such filing.

Item 7.01. Regulation FD Disclosure.

On February 29, 2024, First Advantage and Sterling Check Corp. (“Sterling”) issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated February 28, 2024 (the “Merger Agreement”), by and among First Advantage, Sterling and Starter Merger Sub, Inc., an indirect wholly-owned subsidiary of First Advantage, pursuant to which, upon the terms and subject to the conditions set forth therein, First Advantage will acquire Sterling in a cash-and-stock transaction. A copy of the joint press release is attached as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated by reference herein.

Additionally, in advance of First Advantage’s earnings conference call to be held on February 29, 2024, at 8:30 a.m. ET, First Advantage will provide supplemental information regarding the proposed transaction, which will be posted to its website, at https://investors.fadv.com/news-events/events-presentations. The information contained on First Advantage’s website, or that may be accessed through, the website is not incorporated by reference into, and is not a part of, this Current Report on Form 8-K.

The information furnished under this Item 7.01, including Exhibit 99.2, shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that section and shall not be deemed to be incorporated by reference into any filing under the Securities Act, or the Exchange Act, except as otherwise expressly stated by specific reference in any such filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release of First Advantage Corporation dated February 29, 2024.
99.2	Joint Press Release, dated February 29, 2024, issued by First Advantage Corporation and Sterling Check Corp.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute, or form a part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or a solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such sale, issuance or transfer of securities would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, First Advantage intends to file with the SEC a registration statement on Form S-4 that will include an information statement of Sterling and that also constitutes a prospectus of First Advantage. Each of First Advantage and Sterling may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the information statement/prospectus or registration statement or any other document that First Advantage or Sterling may file with the SEC. The information statement/prospectus (if and when available) will be mailed to stockholders of First Advantage and Sterling. INVESTORS AND SECURITY HOLDERS OF FIRST ADVANTAGE AND STERLING ARE URGED TO READ THE REGISTRATION STATEMENT, INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and information statement/prospectus (if and when available) and other documents containing important information about First Advantage, Sterling and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by First Advantage will be available free of charge on First Advantage’s website at https://fadv.com/ or by contacting First Advantage’s Investor Relations department at investors@fadv.com. Copies of the documents filed with the SEC by Sterling will be available free of charge on Sterling’s website at https://www.sterlingcheck.com/ or by contacting Sterling’s Investor Relations department at IR@sterlingcheck.com.

Forward-Looking Statements

This report and any documents referred to in this report contain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, and it is intended that all forward-looking statements that Sterling or First Advantage make will be subject to the safe harbor protections created thereby. Forward-looking statements can be identified by forward-looking terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “projection,” “seek,” “should,” “will” or “would,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements that address First Advantage’s and Sterling’s future performance, business strategy, future operations, estimates and projections of revenues, losses, costs, expenses, returns, cash flow, and financial position, anticipated benefits of strategic transactions (including acquisitions and divestitures), and plans and objectives of management (including plans for future cash flow from operations), contained in this report or any documents referred to herein are forward-looking statements. These statements also include, but are not limited to, statements regarding the expected benefits of the proposed transaction to First Advantage and Sterling and each of their stockholders and the anticipated timing thereof. First Advantage and Sterling have based these forward-looking statements on current expectations, assumptions, estimates and projections. Such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond First Advantage and Sterling’s control. Many factors could cause actual future events to differ materially from the forward-looking statements in this report, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (iv) the effect of the announcement or pendency of the proposed transaction on First Advantage’s business relationships, operating results, and business generally, (v) risks that the proposed transaction disrupts current plans and operations of First Advantage or Sterling and potential difficulties in First Advantage employee retention as a result of the proposed transaction, (vi) risks related to diverting management’s attention from First Advantage’s ongoing business operations, (vii) unexpected costs, charges or expenses resulting from the proposed transaction and (viii) the outcome of any legal proceedings that may be instituted against Sterling or against First Advantage related to the Merger Agreement or the proposed transaction. These and other important factors contained in First Advantage and Sterling’s filings with the SEC, including their respective Forms 10-K, 10-Q and 8-K, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements contained in this report are not guarantees of future performance and actual results of operations, financial condition, and liquidity, and the development of the industry in which each of First Advantage and Sterling operates, may differ materially from the forward-looking statements contained in this report. Any forward-looking statement made in this report speaks only as of the date of such statement. Except as required by law, neither First Advantage nor Sterling undertakes any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST ADVANTAGE CORPORATION

Date:	February 29, 2024	By:	/s/ David L. Gamsey
Name: David L. Gamsey Title: Executive Vice President & Chief Financial Officer

Exhibit 99.1

First Advantage Reports Full Year and Fourth Quarter 2023 Results

Introduces Full Year 2024 Guidance

Announces Agreement to Acquire Sterling Check Corp.

Full Year 2023 Highlights1

•
Revenues of $763.8 million
•
Net Income of $37.3 million; Adjusted Net Income of $145.8 million
•
Adjusted EBITDA of $237.6 million
•
GAAP Diluted Net Income Per Share of $0.26; Adjusted Diluted Earnings Per Share of $1.00
•
Cash Flows from Operations of $162.8 million
•
Ended the year with Cash and Cash Equivalents of $213.8 million, after the $217.7 million one-time special dividend payment, $59.0 million in share repurchases, and the $41.0 million acquisition of Infinite ID

Fourth Quarter 2023 Highlights1

•
Revenues of $202.6 million
•
Net Income of $14.8 million; Adjusted Net Income of $42.6 million
•
Adjusted EBITDA of $68.2 million
•
GAAP Diluted Net Income Per Share of $0.10; Adjusted Diluted Earnings Per Share of $0.29
•
Cash Flows from Operations of $56.7 million

Standalone First Advantage Full Year 2024 Guidance

•
Introducing full-year 2024 guidance ranges for Revenues of $750 million to $800 million, Adjusted EBITDA of $228 million to $248 million, Adjusted Net Income of $127 million to $142 million, and Adjusted Diluted Earnings Per Share of $0.88 to $0.982

Acquisition of Sterling Check Corp.

•
Announced today a definitive purchase agreement to acquire Sterling Check Corp. (NASDAQ: STER) (“Sterling Check” or “Sterling”) in a cash and stock transaction valued at approximately $2.2 billion. The transaction is expected to drive attractive total shareholder returns, including at least $50 million of synergies, implying expected double-digit Adjusted EPS accretion immediately on a run-rate synergy basis and accelerated earnings growth potential from topline development, synergies, and deleveraging. The related press release is available on First Advantage’s investor relations website.

ATLANTA, February 29, 2024 – First Advantage Corporation (NASDAQ: FA), a leading provider of employment background screening, identity, and verification solutions, today announced financial results for the full year and fourth quarter ended December 31, 2023.

Key Financials

(Amounts in millions, except per share data and percentages)

	Three Months Ended December 31,			Year Ended December 31,
	2023	2022	Change	2023	2022	Change
Revenues	$202.6	$212.6	(4.7)%	$763.8	$810.0	(5.7)%
Income from operations	$29.4	$28.7	2.2%	$81.5	$94.3	(13.5)%
Net income	$14.8	$20.1	(26.5)%	$37.3	$64.6	(42.3)%
Net income margin	7.3%	9.5%	NA	4.9%	8.0%	NA
Diluted net income per share	$0.10	$0.13	(23.1)%	$0.26	$0.43	(39.5)%
Adjusted EBITDA[1]	$68.2	$70.3	(2.9)%	$237.6	$248.9	(4.6)%
Adjusted EBITDA Margin[1]	33.7%	33.1%	NA	31.1%	30.7%	NA
Adjusted Net Income[1]	$42.6	$45.0	(5.3)%	$145.8	$156.5	(6.8)%
Adjusted Diluted Earnings Per Share[1]	$0.29	$0.30	(3.3)%	$1.00	$1.03	(2.9)%

1 Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, and Adjusted Diluted Earnings Per Share are non-GAAP measures. Please see the schedules accompanying this earnings release for a reconciliation of these measures to their most directly comparable respective GAAP measures.

Note: "NA" indicates not applicable information.

“We were pleased with our performance for 2023 as we successfully navigated the uncertain macroeconomic environment and evolving labor market. Our upsell and cross-sell wins, new customer additions, and attrition for the year performed broadly in-line with our historical revenue growth rates,” said Scott Staples, Chief Executive Officer. “The fourth quarter exemplified the continued strength of our flexible business model, disciplined cost management, and investments in technology and automation, which were key drivers of our record Adjusted EBTIDA Margin of nearly 34% and strong Cash Flow from Operations of approximately $57 million," continued Mr. Staples.

“Today, we announced a transformative step for First Advantage and the background screening industry with the agreement to acquire Sterling. This is a game changer in our value creation playbook that accelerates our strategy to strengthen our customer offerings and drive growth. Customers already recognize the value we add in creating a safer employment environment and rely on us for fast, high-quality background screening, identity, and verification services that enable them to hire smarter and onboard faster. With the acquisition of Sterling, we will create a platform that combines leading technology and innovative solutions, further enhancing our customer value proposition and differentiating First Advantage as a vendor of choice,” continued Mr. Staples.

First Advantage To Acquire Sterling Check Corp.

First Advantage announced today that it has entered into a definitive purchase agreement to acquire Sterling Check Corp. First Advantage will issue a combination of cash and stock valuing Sterling Check at approximately $2.2 billion, including Sterling Check’s outstanding debt. The transaction extends First Advantage’s high-quality and cost-effective background screening, identity, and verification technology solutions for the benefit of both companies' customers across industry verticals and geographies. Building on pro forma combined revenue of $1.5 billion for the year ended December 31, 2023, the transaction is expected to deliver at least $50 million in run-rate synergies, implying immediate double-digit EPS accretion on a run-rate synergy basis. The combined company will have greater diversification of revenue across customer segments, industries, and geographies, reducing seasonality and improving resource planning and operational efficiency. The transaction is expected to close in approximately the third quarter of 2024, with the closing and timing thereof subject to required regulatory approvals, clearances, and other customary closing conditions.

Liquidity, Cash Flow, and Capital Allocation

As of December 31, 2023, First Advantage had cash and cash equivalents of $213.8 million and total debt of $564.7 million.

During the fourth quarter of 2023, the Company generated $56.7 million of cash flow from operations and spent $7.1 million on purchases of property and equipment, including capitalized software development costs.

During the fourth quarter, the Company repurchased 232,360 shares of its common stock for an aggregate outlay of approximately $3.1 million under its $200 million share repurchase program. Since the authorization of the share repurchase program in 2022, the Company has returned approximately $119.5 million to shareholders through the repurchase of approximately 9.0 million shares, as of February 23, 2024. As of December 31, 2023, the Company had 145,074,802 shares of common stock outstanding. Given today’s announcement of the agreement to acquire Sterling Check, the Company is suspending purchases under its share repurchase program.

“Over the course of 2023, we continued our balanced approach to capital allocation, including making ongoing investments in our technology and automation, acquiring Infinite ID, paying a one-time special dividend, and continuing to repurchase shares,” commented David Gamsey, EVP and Chief Financial Officer. “Our flexible business model, strong margins, robust cash flow generation, and healthy balance sheet were key enablers to our announced acquisition of Sterling. Looking forward, we are excited to build on our strong, established foundation with the acquisition of Sterling. We will work quickly to realize synergies to drive improved Adjusted EBITDA margins and cash flows as we focus on investing in innovation and reducing our overall net leverage.”

Standalone First Advantage Full Year 2024 Guidance

The following table summarizes our standalone full-year 2024 guidance, which excludes contributions from the pending Sterling Check acquisition and will be adjusted accordingly upon closing:

As of February 29, 2024
Revenues	$750 million – $800 million
Adjusted EBITDA[2]	$228 million – $248 million
Adjusted Net Income[2]	$127 million – $142 million
Adjusted Diluted Earnings Per Share[2]	$0.88 – $0.98

2 A reconciliation of the foregoing guidance for the non-GAAP metrics of Adjusted EBITDA and Adjusted Net Income to GAAP net income and Adjusted Diluted Earnings Per Share to GAAP diluted net income per share cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the various adjusting items necessary for such reconciliation that have not yet occurred, are out of our control, or cannot be reasonably predicted. For the same reasons, the Company is unable to assess the probable significance of the unavailable information, which could have a material impact on its future GAAP financial results.

The Company’s standalone full-year 2024 guidance ranges reflect the current hiring environment and expectations that existing macroeconomic conditions and similar labor market trends will continue throughout 2024. Adjusted Net Income and Adjusted Diluted Earnings Per Share guidance ranges include the impacts from the 2023 one-time special dividend, expiring interest rate swaps, and share buybacks.

Actual results may differ materially from First Advantage’s full-year 2024 guidance as a result of, among other things, the factors described under “Forward-Looking Statements” below.

Conference Call and Webcast Information

First Advantage will host a conference call to review its fourth quarter and full year 2023 results and to discuss details of the Sterling Check Corp. acquisition today, February 29, 2024, at 8:30 a.m. ET.

To participate in the conference call, please dial 800-267-6316 (domestic) or 203-518-9843 (international) approximately ten minutes before the 8:30 a.m. ET start. Please mention to the operator that you are dialing in for the First Advantage fourth quarter 2023 earnings call or provide the conference code FA4Q23. The call will also be webcast live on the Company’s investor relations website at https://investors.fadv.com under the “News & Events” and then “Events & Presentations” section, where related presentation materials will be posted prior to the conference call.

Following the conference call, a replay of the webcast will be available on the Company’s investor relations website, https://investors.fadv.com. Alternatively, the live webcast and subsequent replay will be available at https://event.on24.com/wcc/r/4450900/D4362414C8BAE251D42253413CDB11CB.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. These forward-looking statements relate to matters such as our industry, business strategy, goals, and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources, and other financial and operating information. In some cases, you can identify these forward-looking statements by the use of words such as “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek,” “foreseeable,” "target," “guidance,” the negative version of these words, or similar terms and phrases.

These forward-looking statements are subject to various risks, uncertainties, assumptions, or changes in circumstances that are difficult to predict or quantify. Such risks and uncertainties include, but are not limited to, the following:

•
negative changes in external events beyond our control, including our customers’ onboarding volumes, economic drivers which are sensitive to macroeconomic cycles, such as interest rate volatility and inflation, geopolitical unrest, and uncertainty in financial markets;
•
our operations in a highly regulated industry and the fact that we are subject to numerous and evolving laws and regulations, including with respect to personal data, data security, and artificial intelligence;
•
inability to identify and successfully implement our growth strategies on a timely basis or at all;
•
potential harm to our business, brand, and reputation as a result of security breaches, cyber-attacks, or the mishandling of personal data;
•
our reliance on third-party data providers;
•
due to the sensitive and privacy-driven nature of our products and solutions, we could face liability and legal or regulatory proceedings, which could be costly and time-consuming to defend and may not be fully covered by insurance;
•
our international business exposes us to a number of risks;
•
the timing, manner and volume of repurchases of common stock pursuant to our share repurchase program;
•
the continued integration of our platforms and solutions with human resource providers such as applicant tracking systems and human capital management systems as well as our relationships with such human resource providers;
•
our ability to obtain, maintain, protect and enforce our intellectual property and other proprietary information;
•
disruptions, outages, or other errors with our technology and network infrastructure, including our data centers, servers, and third-party cloud and internet providers and our migration to the cloud;

•
our indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and prevent us from meeting our obligations;
•
the failure to complete or realize the expected benefits of our acquisition of Sterling Check Corp.; and
•
control by our Sponsor, "Silver Lake", (Silver Lake Group, L.L.C., together with its affiliates, successors, and assignees) and its interests may conflict with ours or those of our stockholders.

For additional information on these and other factors that could cause First Advantage’s actual results to differ materially from expected results, please see our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Securities and Exchange Commission (the “SEC”), as such factors may be updated from time to time in our filings with the SEC, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which is expected to be filed after this press release, which are or will be accessible on the SEC’s website at www.sec.gov. The forward-looking statements included in this press release are made only as of the date of this press release, and we undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

Non-GAAP Financial Information

This press release contains “non-GAAP financial measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with accounting principles generally accepted in the United States (“GAAP”). Specifically, we make use of the non-GAAP financial measures “Adjusted EBITDA,” “Adjusted EBITDA Margin,” “Adjusted Net Income,” “Adjusted Diluted Earnings Per Share,” “Constant Currency Revenues,” and “Constant Currency Adjusted EBITDA.”

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Diluted Earnings Per Share, Constant Currency Revenues, and Constant Currency Adjusted EBITDA have been presented in this press release as supplemental measures of financial performance that are not required by or presented in accordance with GAAP because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management believes these non-GAAP measures are useful to investors in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate, and capital investments. Management uses Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Diluted Earnings Per Share, Constant Currency Revenues, and Constant Currency Adjusted EBITDA to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, to establish discretionary annual incentive compensation, and to compare our performance against that of other peer companies using similar measures. Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Diluted Earnings Per Share, Constant Currency Revenues, and Constant Currency Adjusted EBITDA are not recognized terms under GAAP and should not be considered as an alternative to net income (loss) as a measure of financial performance or cash provided by (used in) operating activities as a measure of liquidity, or any other performance measure derived in accordance with GAAP. The presentations of these measures have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Because not all companies use identical calculations, the presentations of these measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company.

We define Adjusted EBITDA as net income before interest, taxes, depreciation, and amortization, and as further adjusted for loss on extinguishment of debt, share-based compensation, transaction and acquisition-related charges, integration and restructuring charges, and other non-cash charges. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by total revenues. We define Adjusted Net Income for a particular period as net income before taxes adjusted for debt-related costs, acquisition-related depreciation and amortization, share-based compensation, transaction and acquisition-related charges, integration and restructuring charges, and other non-cash charges, to which we then apply the related effective tax rate. We define Adjusted Diluted Earnings Per Share as Adjusted Net Income divided by adjusted weighted average number of shares outstanding—diluted. We define Constant Currency Revenues as current period revenues translated using prior-year period exchange rates. We define Constant Currency Adjusted EBITDA as current period Adjusted EBITDA translated using prior-year period exchange rates. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures, see the reconciliations included at the end of this press release. Numerical figures included in the reconciliations have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

About First Advantage

First Advantage (NASDAQ: FA) is a leading provider of employment background screening, identity, and verification solutions. The Company delivers innovative services and insights that help customers manage risk and hire the best talent. Enabled by its proprietary technology, First Advantage helps companies protect their brands and provide safer environments for their customers and their most important resources: employees, contractors, contingent workers, tenants, and drivers. Headquartered in Atlanta, Georgia, First Advantage performs screens in over 200 countries and territories on behalf of its more than 30,000 customers. For more information about First Advantage, visit the Company’s website at https://fadv.com/.

Investor Contact

Stephanie Gorman

Vice President, Investor Relations

Investors@fadv.com

(888) 314-9761

Condensed Financial Statements

First Advantage Corporation

Condensed Consolidated Balance Sheets

(Unaudited)

	December 31,
(in thousands, except share and per share amounts)	2023	2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$213,774	$391,655
Restricted cash	138	141
Short-term investments	—	1,956
Accounts receivable (net of allowance for doubtful accounts of $1,036 and $1,348 at December 31, 2023 and 2022, respectively)	142,690	143,811
Prepaid expenses and other current assets	13,426	25,407
Income tax receivable	3,710	3,225
Total current assets	373,738	566,195
Property and equipment, net	79,441	113,529
Goodwill	820,654	793,080
Trade names, net	66,229	71,162
Customer lists, net	275,528	326,014
Other intangible assets, net	2,257	—
Deferred tax asset, net	2,786	2,422
Other assets	10,021	13,423
TOTAL ASSETS	$1,630,654	$1,885,825
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$47,024	$54,947
Accrued compensation	16,379	22,702
Accrued liabilities	16,162	16,400
Current portion of operating lease liability	3,354	4,957
Income tax payable	264	724
Deferred revenues	1,856	1,056
Total current liabilities	85,039	100,786
Long-term debt (net of deferred financing costs of $6,268 and $8,075 at December 31, 2023 and 2022, respectively)	558,456	556,649
Deferred tax liability, net	71,274	90,556
Operating lease liability, less current portion	5,931	7,879
Other liabilities	3,221	3,337
Total liabilities	723,921	759,207
EQUITY
Common stock - $0.001 par value; 1,000,000,000 shares authorized, 145,074,802 and 148,732,603 shares issued and outstanding as of December 31, 2023 and 2022, respectively	145	149
Additional paid-in-capital	977,290	1,176,163
Accumulated deficit	(49,545)	(27,363)
Accumulated other comprehensive loss	(21,157)	(22,331)
Total equity	906,733	1,126,618
TOTAL LIABILITIES AND EQUITY	$1,630,654	$1,885,825

First Advantage Corporation

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	Interim Periods		Annual Periods
(in thousands, except share and per share amounts)	Three Months Ended December 31, 2023	Three Months Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2022
REVENUES	$202,562	$212,595	$763,761	$810,023

OPERATING EXPENSES:
Cost of services (exclusive of depreciation and amortization below)	101,309	107,905	386,777	408,928
Product and technology expense	10,889	11,962	49,263	51,931
Selling, general, and administrative expense	27,851	28,925	116,732	116,640
Depreciation and amortization	33,132	35,061	129,473	138,246
Total operating expenses	173,181	183,853	682,245	715,745
INCOME FROM OPERATIONS	29,381	28,742	81,516	94,278

OTHER EXPENSE, NET:
Interest expense, net	12,915	5,197	33,040	9,199
Total other expense, net	12,915	5,197	33,040	9,199
INCOME BEFORE PROVISION FOR INCOME TAXES	16,466	23,545	48,476	85,079
Provision for income taxes	1,653	3,399	11,183	20,475
NET INCOME	$14,813	$20,146	$37,293	$64,604

Foreign currency translation income (loss)	1,697	2,395	1,174	(20,694)
COMPREHENSIVE INCOME	$16,510	$22,541	$38,467	$43,910

NET INCOME	$14,813	$20,146	$37,293	$64,604
Basic net income per share	$0.10	$0.14	$0.26	$0.43
Diluted net income per share	$0.10	$0.13	$0.26	$0.43
Weighted average number of shares outstanding - basic	143,167,422	148,704,033	144,083,808	150,227,213
Weighted average number of shares outstanding - diluted	144,969,753	150,055,595	146,226,096	151,807,139

First Advantage Corporation

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	December 31,
(in thousands)	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$37,293	$64,604
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	129,473	138,246
Amortization of deferred financing costs	1,807	1,804
Bad debt (recovery) expense	(56)	207
Deferred taxes	(19,497)	4,597
Share-based compensation	15,265	7,856
Loss on foreign currency exchange rates	8	91
Loss on disposal of fixed assets and impairment of ROU assets	1,608	1,263
Change in fair value of interest rate swaps	116	(12,429)
Changes in operating assets and liabilities:
Accounts receivable	2,339	9,149
Prepaid expenses and other assets	13,440	4,892
Accounts payable	(8,503)	2,983
Accrued compensation and accrued liabilities	(9,301)	(11,365)
Deferred revenues	788	91
Operating lease liabilities	(1,378)	(898)
Other liabilities	347	4,724
Income taxes receivable and payable, net	(929)	(3,045)
Net cash provided by operating activities	162,820	212,770
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of businesses, net of cash acquired	(41,122)	(19,052)
Purchases of property and equipment	(2,085)	(6,165)
Capitalized software development costs	(25,614)	(22,363)
Other investing activities	1,974	(1,016)
Net cash used in investing activities	(66,847)	(48,596)
CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	(217,739)	—
Share repurchases	(58,990)	(60,530)
Proceeds from issuance of common stock under share-based compensation plans	4,565	3,522
Payments on deferred purchase agreements	(938)	(884)
Net settlement of share-based compensation plan awards	(350)	(378)
Payments on finance lease obligations	(104)	(884)
Net cash used in financing activities	(273,556)	(59,154)
Effect of exchange rate on cash, cash equivalents, and restricted cash	(301)	(6,014)
(Decrease) increase in cash, cash equivalents, and restricted cash	(177,884)	99,006
Cash, cash equivalents, and restricted cash at beginning of period	391,796	292,790
Cash, cash equivalents, and restricted cash at end of period	$213,912	$391,796

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for income taxes, net of refunds received	$31,623	$17,475
Cash paid for interest	$45,697	$27,042
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Property and equipment acquired on account	$118	$105
Excise taxes on share repurchases incurred but not paid	$490	$—
Dividends declared but not paid	$614	$—

Reconciliation of Consolidated Non-GAAP Financial Measures

	Three Months Ended December 31, 2023
(in thousands)	Americas	International	Eliminations	Total revenues
Revenues, as reported (GAAP)	$182,290	$22,065	$(1,793)	$202,562
Foreign currency translation impact (a)	(56)	(636)	(12)	(704)
Constant currency revenues	$182,234	$21,429	$(1,805)	$201,858

	Year Ended December 31, 2023
(in thousands)	Americas	International	Eliminations	Total revenues
Revenues, as reported (GAAP)	$673,075	$96,832	$(6,146)	$763,761
Foreign currency translation impact (a)	(146)	2,067	103	2,024
Constant currency revenues	$672,929	$98,899	$(6,043)	$765,785
(a)
Constant currency revenues is calculated by translating current period amounts using prior-year period exchange rates.

	Interim Periods		Annual Periods
(in thousands)	Three Months Ended December 31, 2023	Three Months Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2022
Net income	$14,813	$20,146	$37,293	$64,604
Interest expense, net	12,915	5,197	33,040	9,199
Provision for income taxes	1,653	3,399	11,183	20,475
Depreciation and amortization	33,132	35,061	129,473	138,246
Share-based compensation(a)	4,816	2,032	15,265	7,856
Transaction and acquisition-related charges(b)	532	1,433	4,364	6,018
Integration, restructuring, and other charges(c)	373	3,020	6,938	2,512
Adjusted EBITDA	$68,234	$70,288	$237,556	$248,910
Revenues	202,562	212,595	763,761	810,023
Net income margin	7.3%	9.5%	4.9%	8.0%
Adjusted EBITDA Margin	33.7%	33.1%	31.1%	30.7%
Adjusted EBITDA	68,234		237,556
Foreign currency translation impact(d)	(110)		498
Constant currency Adjusted EBITDA	$68,124		$238,054
(a)
Share-based compensation for the three months and year ended December 31, 2023, includes approximately $2.6 million and $6.6 million, respectively, of incrementally recognized expense associated with the May 2023 vesting modification.
(b)
Represents charges incurred related to acquisitions and similar transactions, primarily consisting of change in control-related costs, professional service fees, and other third-party costs. Also includes incremental professional service fees incurred related to the initial public offering and subsequent one-time compliance efforts. The year ended December 31, 2022 includes a transaction bonus expense related to one of the Company’s 2021 acquisitions.
(c)
Represents charges from organizational restructuring and integration activities, non-cash, and other charges primarily related to nonrecurring legal exposures, foreign currency (gains) losses, and (gains) losses on the sale of assets.
(d)
Constant currency Adjusted EBITDA is calculated by translating current period amounts using prior-year period exchange rates.

Reconciliation of Consolidated Non-GAAP Financial Measures (continued)

	Interim Periods		Annual Periods
(in thousands)	Three Months Ended December 31, 2023	Three Months Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2022
Net income	$14,813	$20,146	$37,293	$64,604
Provision for income taxes	1,653	3,399	11,183	20,475
Income before provision for income taxes	16,466	23,545	48,476	85,079
Debt-related costs(a)	5,812	460	12,845	(9,569)
Acquisition-related depreciation and amortization(b)	26,044	28,873	102,659	115,944
Share-based compensation(c)	4,816	2,032	15,265	7,856
Transaction and acquisition-related charges(d)	532	1,433	4,364	6,018
Integration, restructuring, and other charges(e)	373	3,020	6,938	2,512
Adjusted Net Income before income tax effect	54,043	59,363	190,547	207,840
Less: Adjusted income taxes(f)	11,480	14,407	44,759	51,378
Adjusted Net Income	$42,563	$44,956	$145,788	$156,462

	Interim Periods		Annual Periods
	Three Months Ended December 31, 2023	Three Months Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2022
Diluted net income per share (GAAP)	$0.10	$0.13	$0.26	$0.43
Adjusted Net Income adjustments per share
Provision for income taxes	0.01	0.02	0.08	0.13
Debt-related costs(a)	0.04	0.00	0.09	(0.06)
Acquisition-related depreciation and amortization(b)	0.18	0.19	0.70	0.76
Share-based compensation(c)	0.03	0.01	0.10	0.05
Transaction and acquisition-related charges(d)	0.00	0.01	0.03	0.04
Integration, restructuring, and other charges(e)	0.00	0.02	0.05	0.02
Adjusted income taxes(f)	(0.08)	(0.10)	(0.31)	(0.34)
Adjusted Diluted Earnings Per Share (Non-GAAP)	$0.29	$0.30	$1.00	$1.03

Weighted average number of shares outstanding used in computation of Adjusted Diluted Earnings Per Share:
Weighted average number of shares outstanding—diluted (GAAP and Non-GAAP)	144,969,753	150,055,595	146,226,096	151,807,139
(a)
Represents the non-cash interest expense related to the amortization of debt issuance costs for the 2021 February refinancing of the Company’s First Lien Credit Facility. Beginning in 2022, this adjustment also includes the impact of the change in fair value of interest rate swaps. This adjustment, which represents the difference between the fair value gains or losses and actual cash payments and receipts on the interest rate swaps, was added as a result of the increased interest rate volatility observed in 2022.
(b)
Represents the depreciation and amortization expense related to intangible assets and developed technology assets recorded due to the application of ASC 805, Business Combinations. As a result, the purchase accounting related depreciation and amortization expense will recur in future periods until the related assets are fully depreciated or amortized, and the related purchase accounting assets may contribute to revenue generation.
(c)
Share-based compensation for the three months and year ended December 31, 2023, includes approximately $2.6 million and $6.6 million, respectively, of incrementally recognized expense associated with the May 2023 vesting modification.
(d)
Represents charges incurred related to acquisitions and similar transactions, primarily consisting of change in control-related costs, professional service fees, and other third-party costs. Also includes incremental professional service fees incurred related to the initial public offering and subsequent one-time compliance efforts. The year ended December 31, 2022 includes a transaction bonus expense related to one of the Company’s 2021 acquisitions.
(e)
Represents charges from organizational restructuring and integration activities, non-cash, and other charges primarily related to nonrecurring legal exposures, foreign currency (gains) losses, and (gains) losses on the sale of assets.
(f)
Effective tax rates of approximately 21.2% and 24.3% have been used to compute Adjusted Net Income and Adjusted Diluted Earnings Per Share for the three months ended December 31, 2023 and 2022, respectively. Effective tax rates of approximately 23.5%, and 24.7%, have been used to compute Adjusted Net Income and Adjusted Diluted Earnings Per Share for the years ended December 31, 2023 and 2022, respectively.

Exhibit 99.2

First Advantage to Acquire Sterling Check Corp. for $2.2 Billion in Cash and Stock

•
Extends First Advantage’s high-quality and cost-effective background screening, identity, and verification technology solutions for the benefit of both companies’ customers across industry verticals and geographies

•
Enables increased investment in Artificial Intelligence and next-generation Digital Identification technologies for enhanced customer and applicant experience

•
Drives attractive total shareholder return outlook, including at least $50 million of synergies, implying expected double-digit Adjusted EPS accretion immediately on a run-rate synergy basis and accelerated earnings growth potential from topline development, synergies, and deleveraging

ATLANTA, Georgia and INDEPENDENCE, Ohio, February 29, 2024 – First Advantage Corporation (NASDAQ:FA), a leading provider of employment background screening, identity, and verification solutions, announced today that it has entered into a definitive purchase agreement to acquire Sterling Check Corp. (NASDAQ:STER), a provider of background screening and identity services. First Advantage will issue a combination of cash and stock valuing Sterling at approximately $2.2 billion, including Sterling’s outstanding debt.

First Advantage and Sterling offer complementary technology solutions and services that enable employers across healthcare, retail & e-commerce, transportation, manufacturing, financial services, and other industries to manage risk and hire the best talent. Customers will benefit from accelerated investment in innovation and access to a broader suite of products and solutions to meet their needs, fueling growth of the combined company.

Building on pro forma combined revenue of $1.5 billion for the year ended December 31, 2023, the transaction is expected to deliver at least $50 million in run-rate synergies, implying immediate double-digit EPS accretion on a run-rate synergy basis. The combined company will have greater diversification of revenue across customer segments, industries, and geographies, reducing seasonality and improving resource planning and operational efficiency.

Following the transaction, we expect First Advantage to continue compounding EPS at a teens growth rate over time through a combination of topline growth, ongoing synergy capture, and significant deleveraging via strong organic free cash flow generation. First Advantage will share additional forward-looking financial information regarding the transaction’s impact at or around the time of closing.

“We are thrilled to announce the acquisition of Sterling, demonstrating our commitment to delivering high-quality, cost-effective employment background screening and identity verification solutions that enhance value for customers by helping them hire smarter and onboard faster, while also positioning First Advantage for long-term value creation,” said Scott Staples, Chief Executive Officer of First Advantage. “This combination unlocks efficiencies and opportunities to fuel incremental growth and invest in new technology solutions, including AI-driven automation, while further diversifying our business for greater resilience. We look forward to welcoming Sterling’s talented employees to First Advantage and implementing best practices from both organizations to better address the needs of applicants and employers of all sizes and across all verticals.”

“We are excited to be combining with First Advantage to accelerate Sterling’s strategic goals and deliver added value for our company, shareholders, clients, and employees,” said Josh Peirez, Chief Executive Officer of Sterling. “We look forward to offering clients a broader suite of solutions, while maintaining the excellent service they have come to expect. Importantly, this transaction delivers immediate value to Sterling shareholders, as well as the opportunity to participate in the compelling, long-term upside potential of a combined company that is positioned better than ever to serve the dynamic needs of our customers.”

Certain entities advised by or affiliated with Goldman Sachs & Co. LLC., which own approximately 52.8% of Sterling’s outstanding shares, entered into a support agreement pursuant to which they have delivered a written consent approving the transaction. CDPQ is an investor in one of these entities.

“Goldman Sachs and CDPQ are very pleased with Sterling’s performance over the last eight years. Josh has been an outstanding leader and partner, growing the business, and successfully bringing the company to the public markets. We are excited by the transformational opportunity offered by combining with First Advantage," said Adrian Jones, Global Chairman & Co-Head of the Private Equity business within Goldman Sachs Asset Management.

Following the closing of the transaction, Scott Staples will continue to serve as Chief Executive Officer of First Advantage. Josh Peirez, Sterling’s Chief Executive Officer, will be offered a seat on the First Advantage Board of Directors. First Advantage will continue to be headquartered in Atlanta, GA.

Transaction Details

The transaction consideration is comprised of approximately $1.2 billion in cash and 27.15 million shares of First Advantage common stock. Under the terms of the agreement, Sterling shareholders will elect to receive either $16.73 in cash or 0.979 shares of First Advantage common stock for each Sterling share. The shareholder election will be subject to proration, resulting in approximately 72% of Sterling’s shares being exchanged for cash consideration and 28% being exchanged for First Advantage common stock. The $16.73 per share consideration represents a premium of 35% to Sterling’s closing price of $12.42 on February 28, 2024, and a 26% premium to Sterling’s 30-day volume weighted average price (VWAP). Sterling shareholders are expected to own approximately 16% of the combined company after closing, and current First Advantage shareholders will own approximately 84%.

First Advantage intends to fund the cash portion of the transaction and retire existing Sterling debt through the issuance of $1.8 billion of new debt and the use of balance sheet cash. First Advantage has secured fully committed financing from Bank of America, N.A., Barclays Bank PLC, Bank of Montreal, Jefferies Finance LLC and Royal Bank of Canada.

The transaction has been unanimously approved by the Boards of Directors of both companies.

The transaction is expected to close in approximately the third quarter of 2024, with the closing and timing thereof subject to required regulatory approvals, clearances, and other customary closing conditions.

Advisors

J.P. Morgan Securities LLC acted as lead financial advisor to First Advantage. BofA Securities, Inc., Barclays Bank PLC, BMO Capital Markets Corp., Jefferies Finance LLC and RBC Capital Markets also served as financial advisors to First Advantage. Simpson Thacher & Bartlett LLP served as First Advantage’s legal counsel in the transaction.

Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. acted as financial advisors to Sterling. Fried, Frank, Harris, Shriver & Jacobson LLP served as Sterling’s legal counsel in the transaction.

Conference Call and Webcast Information

First Advantage will host a conference call to review its fourth quarter and full year 2023 results and discuss details of the Sterling acquisition today, February 29, 2024, at 8:30 a.m. ET.

The call will be webcast live on the Company’s investor relations website at https://investors.fadv.com under the “News & Events” and “Events & Presentations” sections, where related presentation materials will be posted before the conference call.

Following the conference call, a replay of the webcast will be available on the Company’s investor relations website, https://investors.fadv.com. Alternatively, the live webcast and subsequent replay will be available at https://event.on24.com/wcc/r/4450900/D4362414C8BAE251D42253413CDB11CB.

About First Advantage

First Advantage (NASDAQ:FA) is a leading provider of employment background screening, identity, and verification solutions. First Advantage delivers innovative services and insights that help customers manage risk and hire the best talent. Enabled by its proprietary technology, First Advantage helps companies protect their brands and provide safer environments for their customers and their most important resources: employees, contractors, contingent workers, tenants, and drivers. Headquartered in Atlanta, Georgia, First Advantage performs screens in over 200 countries and territories on behalf of more than 30,000 customers. For more information about First Advantage, visit its website at https://fadv.com/.

About Sterling Check Corp.

Sterling (NASDAQ:STER) is a leading provider of background and identity services, helping over 50,000 clients create people-first cultures built on a foundation of trust and safety. Sterling’s tech-enabled services help organizations across all industries and regions establish great environments for their workers, partners, and customers. With operations in North America, Europe, the Middle East, Asia Pacific, and Latin America, Sterling conducts more than 100 million annual searches. For more information about Sterling, visit its website at https://www.sterlingcheck.com/.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute, or form a part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or a solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such sale, issuance or transfer of securities would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, First Advantage Corporation ("First Advantage”) intends to file with the SEC a registration statement on Form S-4 that will include an information statement of Sterling Check Corp. (“Sterling”) and that also constitutes a prospectus of First Advantage. Each of First Advantage and Sterling may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the information statement/prospectus or registration statement or any other document that First Advantage or Sterling may file with the SEC. The information statement/prospectus (if and when available) will be mailed to stockholders of First Advantage and Sterling. INVESTORS AND SECURITY HOLDERS OF FIRST ADVANTAGE AND STERLING ARE URGED TO READ THE REGISTRATION STATEMENT, INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and information statement/prospectus (if and when available) and other documents containing important information about First Advantage, Sterling and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by First Advantage will be available free of charge on First Advantage’s website at https://fadv.com/ or by contacting First Advantage’s Investor Relations department at investors@fadv.com. Copies of the documents filed with the SEC by Sterling will be available free of charge on Sterling’s website at https://www.sterlingcheck.com/ or by contacting Sterling’s Investor Relations department at IR@sterlingcheck.com.

Forward-Looking Statements

This release and any documents referred to in this release contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and it is intended that all forward-looking statements that Sterling or First Advantage make will be subject to the safe harbor protections created thereby. Forward-looking statements can be identified by forward-looking terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “projection,” “seek,” “should,” “will” or “would,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements that address Sterling’s and First Advantage’s future performance, business strategy, future operations, estimates and projections of revenues, losses, costs, expenses, returns, cash flow, and financial position, anticipated benefits of strategic transactions (including acquisitions and divestitures), and plans and objectives of management (including plans for future cash flow from operations), contained in this release or any documents referred to herein are forward-looking statements. These statements also include, but are not limited to, statements regarding the expected benefits of the proposed transaction to Sterling and First Advantage and each of their stockholders and the anticipated timing thereof. Sterling and First Advantage have based these forward-looking statements on current expectations, assumptions, estimates and projections. Such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Sterling and First Advantage’s control. Many factors could cause actual future events to differ materially from the forward-looking statements in this release, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (iv) the effect of the announcement or pendency of the proposed transaction on Sterling’s business relationships, operating results, and business generally, (v) risks that the proposed transaction disrupts current plans and operations of Sterling or First Advantage and potential difficulties in Sterling employee retention as a result of the proposed transaction, (vi) risks related to diverting management’s attention from Sterling’s ongoing business operations, (vii) unexpected costs, charges or expenses resulting from the proposed transaction, (viii) certain restrictions during the pendency of the proposed transaction that may impact Sterling’s ability to pursue certain business opportunities or strategic transactions and (ix) the outcome of any legal proceedings that may be instituted against First Advantage or against Sterling related to the Merger Agreement or the proposed transaction. These and other important factors, including those discussed more fully elsewhere in this release and in Sterling and First Advantage’s filings with the SEC, including their respective Forms 10-K, 10-Q and 8-K, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements contained in this release are not guarantees of future performance and actual results of operations, financial condition, and liquidity, and the development of the industry in which each of Sterling and First Advantage operates, may differ materially from the forward-looking statements contained in this release. Any forward-looking statement made in this release speaks only as of the date of such statement. Except as required by law, neither Sterling nor First Advantage undertakes any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this release.

First Advantage Contacts

Investors:

Stephanie Gorman

Investors@fadv.com

Media:

Liz Zale / Lindsay Molk

FGS Global

FirstAdvantage@fgsglobal.com

Sterling Check Corp. Contacts

Investors:

Judah Sokel

IR@sterlingcheck.com

Media:

Angela Stelle

Angela.Stelle@sterlingcheck.com